

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 25, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Seid Sadat
Chief Financial Officer
Transnational Automotive Group, Inc.
21800 Burbank Blvd., Suite #200
Woodland Hills, CA 91367

> **Re: Transnational Automotive Group, Inc.**
> **Form 10-KSB for the year ended February 28, 2007**
> **File No. 000-33149**

Dear Mr. Sadat:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Year Ended February 28, 2007

Risk Factors

Significant Estimates

1. You disclose here that you consider provisions for fuel subsidies to be a significant estimate related to your financial reporting. We also note from disclosure elsewhere in your document that you have not yet reached an agreement with the government of Cameroon on such subsidies. Please tell us and revise your disclosure here and elsewhere in your document, as appropriate, to indicate whether any provisions for fuel subsidies have been recorded in your financial statements.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

2. Please explain to us the facts and circumstances surrounding your previous auditor's use of another firm's registration with the PCAOB, and how such use satisfies their requirement for registration.

Item 8A. Controls and Procedures

3. We note in your Form 8-K dated June 25, 2007 that you determined the Forms 10-QSB filed for the first and second quarter of fiscal 2007 could not be relied upon due to incorrect treatment of convertible debt with warrants. We also note that this date occurs within the period your audit on fiscal 2007 was performed, and that you have assessed disclosure controls and procedures as "effective" as of May 31, 2007. It would appear that the significant error described in your Form 8-K and related press release was not detected, and that appropriate accounting treatment was not applied, until related guidance was brought to management's attention through the year-end audit. Please tell us how you can maintain an evaluation of "effective" given this significant restatement and apparent audit adjustment. Specifically address how management's failure to implement applicable accounting standards is not considered a material weakness.

4. We note that you have presented a discussion of Disclosure Controls and Procedures pursuant to Item 307 of Regulation S-B. Please tell us how you have complied with the disclosure provisions of Item 308 and 308T of Regulation S-B related to Internal Control Over Financial Reporting, or file an amendment with the required disclosures.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

5. The report of Pannell Kerr Forster makes reference to your balance sheet as at February 28, 2006, but no such balance sheet is included in your filing. Please revise either the financial statements presented or the audit report to ensure the report of Pannell Kerr Forster only makes reference to financial statements that are actually presented.

Consolidated Statements of Operations, page F-5

6. Please tell us the facts and circumstances surrounding "Foreign Currency Translation Loss" and why you believe inclusion in operations is appropriate.

Note 1 – Nature of Operations

Organization, page F-8

7. We note from your disclosure here and elsewhere in your filing that the excess of the purchase price of PAGI over the fair value of assets and liabilities assumed was $160,571. It further appears you have chosen to write off such amount directly to non-operating expenses. In this regard, tell us how your accounting complies with the guidance in paragraph 43 of SFAS 141 as well as paragraphs 19-22 of SFAS 142. If you determine such amount represents a write-down of goodwill acquired, which would be classified as a component of operating expenses, please revise your financial statements accordingly.

Note 2 – Basis of Presentation and Significant Accounting Policies

Foreign Currency Translation, page F-10

8. Please explain to us why you have chosen the U.S. Dollar as your functional currency as your operations are in Cameroon. Use the guidance in paragraphs 5-10 of SFAS 52 in crafting your response.

Earnings (Loss) Per Share, page F-11

9. Please explicitly state the number of shares excluded from your earnings per share calculation due to antidilution. Refer to the guidance in paragraph 40(c) of SFAS 128.

Note 7 – Notes Payable, page F-15

10. Please tell us if the related party to whom you owe this note payable is a significant shareholder. If so, please tell us how you recorded the interest on this note given the guidance contained in SAB Topic 5T.

Note 8 – Convertible Debentures, page F-15

11. Please expand your disclosure to explicitly state the effective interest rate inclusive of the amortization of the benefit on conversion taken for the conversion feature and the amortization of the fair value of the warrants issued.

Note 12 – Subsequent Events, page F-20

12. We note from your disclosure here that, on May 24, 2007, the maturity date of the convertible debentures issued pursuant to the Private Placement Memorandum dated January 23, 2006 was extended and the number of shares of common stock eligible for conversion was increased. The number of warrants issued to convertible debenture holders was also adjusted to equal the number of shares to be issued upon conversion. Please tell us and revise your disclosure to include a discussion of how these changes have impacted your financial statements.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief